UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact November | 2025 Azul Enters into Agreement with Unsecured Creditors Committee and Updates the Market on the Progress of its Chapter 11 Proceedings São Paulo, November 1, 2025 – Azul S.A. ("Azul" or the "Company") (B3: AZUL4; OTC: AZULQ) announces that it has entered into an agreement with the Official Committee of Unsecured Creditors (the “Committee”), appointed by the Office of the United States Trustee in connection with the Chapter 11 proceedings, and the ad hoc group of secured noteholders (the “Secured Ad Hoc Group”). The agreement provides for the Committee’s support of the Company’s plan of reorganization (the “Plan”) and, among other terms, contemplates creditors classified under the Plan as General Unsecured Creditors receiving, at their option, either their pro rata (a) share of up to US$20 million or (b) interest in a trust established under the Plan for the benefit of unsecured creditors (the “GUC Trust”), to which the Company has committed to contribute: (i) warrants struck at an equity value of US$3.8 billion for up to 5.5% of the Company’s equity upon emergence from the restructuring; (ii) rights for the GUC Trust to receive three annual payments of up to US$6.5 million each, contingent upon the Company achieving certain financial performance targets at the end of 2027, 2028, and 2029; and (iii) between US$2.5 million and US$5 million for the payment of certain trustee and administrative expenses, in each case, as more fully set forth in, and in accordance with, the terms of the Plan. The quantum of warrants contributed by the Company to the GUC Trust will be reduced to the extent General Unsecured Creditors receive a cash recovery in lieu of interests in the GUC Trust. The agreement also provides for the establishment of a convenience class under the Plan. Additional information regarding the agreement is available at https://cases.stretto.com/Azul. The Company believes that entering into this agreement represents a significant milestone toward the successful completion of its restructuring process. It marks an important step in achieving a consensual and orderly resolution that preserves operations, strengthens the Company’s capital structure, and delivers sustainable value to all stakeholders. Furthermore, the Company announces that it has filed with the United States Bankruptcy Court for the Southern District of New York (“Court”) a revised version of the plan of reorganization (“Plan”) in the Chapter 11 proceedings. This step is aligned with the Restructuring Support Agreements (“RSAs”) entered into on May 28, 2025, with financial creditors holding debt securities issued by the Company and other significant strategic partners. The Company has also filed with the Court a revised version of the disclosure statement (“Disclosure Statement”) summarizing the Plan, including information regarding the treatment of the various classes of the Company’s creditors under the Plan, as well as other information related to Azul and the Plan. The primary purpose of the Disclosure Statement is to enable Azul’s creditors entitled to vote on the Plan to make an informed decision regarding its acceptance or rejection. In this regard, the Company clarifies that the numbers and information contained in the Disclosure Statement shall not be construed, interpreted, or used as projections, guidance, targets, or performance commitments of the Company, nor do they constitute investment recommendations or materials for investment decision-making purposes. The Disclosure Statement has been prepared exclusively for purposes of the Chapter 11 proceedings, and its content derives solely from the rules applicable to such proceedings. Accordingly, it shall not be disclosed, updated, or used for any other purposes, including those provided for under the regulations issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). Communication and Transparency with the Market Azul will keep its shareholders, customers, crew members, and the market informed of all material developments in the restructuring process, in full compliance with applicable laws and regulations. Stakeholders seeking specific Material Fact November | 2025 information regarding the Company’s Chapter 11 proceedings may access the dedicated website www.azulmaisforte.com.br. All documents related to this step are available on the website managed by the Company’s claims administration agent, Stretto, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free in the U.S.) or +1 (949) 556-3896 (international). About Azul Azul S.A. (B3: AZUL4, OTC: AZULQ) is the largest airline in Brazil in terms of number of cities served, operating approximately 800 daily flights to more than 137 destinations. With an operating passenger fleet of over 200 aircraft and more than 15,000 crewmembers, the Company operates more than 400 nonstop routes. Azul was named by Cirium (a leading aviation analytics company) as one of the two most punctual airlines in the world in 2023. In 2020, the Company was awarded the world’s best airline by the TripAdvisor Travelers’ Choice Awards, being the only Brazilian airline to receive this recognition. For more information, visit ri.voeazul.com.br. Contact Investor Relations Press Relations Tel: +55 11 4831 2880 Tel: +55 11 98196-1035 invest@voeazul.com.br imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 3, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer